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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                      COMTECH TELECOMMUNICATIONS CORPORATION
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                                 (Name of Issuer)

                        COMMON STOCK OF PAR $.10 PER SHARE
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                          (Title of Class of Securities)

                                    205826 209
                     ----------------------------------------
                                   (CUSIP Number)


   GAIL SEGUI   105 BAYLIS ROAD, MELVILLE, NEW YORK 11747    (516) 777-8900
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  JANUARY 20, 1993
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

[CUSIP No.   205826 209    ]                                 Page 1  of 3  Pages

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Fred Kornberg    ###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [_]

                                                                         (b) [_]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.
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                     7  SOLE VOTING POWER

                        109,053
 NUMBER OF          ------------------------------------------------------------
  SHARES             8  SHARED VOTING POWER
BENEFICIALLY            -0-
 OWNED BY           ------------------------------------------------------------
   EACH              9  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                109,053
   WITH             ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    133,053 (includes right to acquire 24,000)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.2%
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14  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D



     The information provided below represents amendments or additions to the information provided in the Schedule 13D previously filed by Mr. Kornberg. The purpose of this Amendment No. 1 is to report the acquisition by Mr. Kornberg of the beneficial ownership of certain additional shares of common stock.

ITEM 2.  IDENTITY AND BACKGROUND

(b)  105 Baylis Road, Melville, New York  11747
(c)  President and Chief Executive Officer
     Comtech Telecommunications Corp., Melville, New York.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price for the 50,000 shares the acquisition of which is reported in this Amendment No. 1 was $25,000.00. The source of the purchase price was the personal funds of Mr. Kornberg.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)  See page 2 of cover page.
(b)  See page 2 of cover page.
(c) Purchased on 1/20/93 by Fred Kornberg of 50,000 shares of common stock $.l0 par value, at the purchase price of $.50 per share. These shares were issued to Mr. Kornberg by the Company from authorized and unissued stock. Reference is made to the information provided below in response to Item 6 for a further discussion of this transaction.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     On August 20, 1992, the Company and Mr. Kornberg entered into an amended and restated ("Employment Agreement") which provided, among other things, for the sale of 50,000 shares of the Company's common stock to Mr. Kornberg for a purchase price of $.50 per share, subject to stockholder approval at the Company's next annual meeting of stockholders. At the annual meeting held on January 20, 1993, the Company's stockholders approved the sale, and the Company issued 50,000 shares to Mr. Kornberg in exchange for the aggregate purchase price of $25,000. Pursuant to his Employment Agreement,

                                AMENDMENT NO. 1
                                       TO
                            SCHEDULE 13D (CONTINUED)



Mr. Kornberg is obligated to forfeit these shares to the Company without consideration if (i) he voluntarily terminates his employment with the Company prior to August 1, 1997, the date on which the Employment Agreement expires (the "Termination Date"), except that Mr. Kornberg may terminate his employment without forfeiting the shares after a Change in Control (as defined in the Employment Agreement) of the Company, or (ii) the Company terminates his employment prior to the Termination Date for cause.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Employment Agreement between the Company and Fred Kornberg dated August 20, 1992, incorporated by reference to Comtech Telecommunication Corp's annual Form 10-K for the year ended 7/31/92, exhibit number 10 (b).



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       2/1/93                                 /s/ Fred Kornberg
--------------------                   -------------------------------
        Date                                      Signature


                                           Fred Kornberg
                                       -------------------------------
                                                    Name